Cambridge Investment Research, Inc.

Financial Report
December 31, 2016

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.

Contents

Report of Independent Registered Public Accounting Firm   1

Statement of Financial Condition   2

Notes to Financial Statement   3 – 8



RSM US LLP

Independent Auditor's Report

To the Board of Directors
Cambridge Investment Research, Inc.
Fairfield, Iowa

We have audited the accompanying statement of financial condition of Cambridge Investment Research, Inc. (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cambridge Investment Research, Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Cedar Rapids, Iowa
February 27, 2017

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Cambridge Investment Research, Inc.

Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$ 2,496,401
Receivables:	
Clearing brokers	15,970,252
Commissions	42,171,995
Other	25,386,995
Affiliates	1,639,212
Deposits with clearing brokers	210,000
Securities owned, at fair value	8,316,761
Intangible assets - rep/advisor practice related assets,	
net of accumulated amortization of 2016 $63,500	571,500
Other assets	3,268,452
	$ 100,031,568

Liabilities and Shareholder's Equity

Liabilities:	
Commissions payable	$ 42,648,469
Accounts payable	1,010,287
Accrued expenses	573,479
Due to clearing broker	260,670
Securities sold, not yet purchased, at fair value	81,427
Due to affiliates	3,333,346
Total liabilities	47,907,678
Commitments and Contingencies (Notes 6 and 7)	
Shareholder's Equity:	
Common stock, $.01 par value; 750,000 shares authorized;	
10,000 shares issued and outstanding	100
Additional paid-in capital	48,900
Retained earnings	52,074,890
Total shareholder's equity	52,123,890
	$ 100,031,568

See Notes to Financial Statement.

Cambridge Investment Research, Inc.

Notes to Financial Statement

Note 1.   Summary of Significant Accounting Policies

Organization and business: Cambridge Investment Research, Inc. (Company) was incorporated in Iowa on October 2, 1995. The Company is a wholly-owned subsidiary of Cambridge Investment Group, Inc. The Company is registered as a broker dealer in securities with the Securities and Exchange Commission; a member of the Financial Industry Regulatory Authority and also registered as an introducing broker with the Commodity Futures Trading Commission and is a member of the National Futures Association. In this capacity, it deals primarily in mutual funds, managed accounts and insurance related products. The Company introduces its customers to clearing brokers on a fully disclosed basis. The Company also sells direct participation programs that may be organized as commodity pools.

The Company, under Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as clearing brokers, these firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act).

Cash equivalents: The Company considers liquid investments with maturities of three months or less to be cash equivalents.

Receivables from clearing brokers and commissions: Receivables from clearing brokers and commissions receivable primarily consist of commission and transaction-related receivables.

Receivables from others: From time to time, the Company provides forgivable loans to certain registered representatives primarily for recruiting and retention purposes. These loans are recorded at face value at the time the loan is made. If the registered representative does not meet specific requirements or terminates his or her registration with the Company prior to the forgiveness of the loan, management will evaluate the collectability of the remaining loan amount. Forgivable loans to registered representatives totaled $25,068,992 as of December 31, 2016 and are included in other receivables on the statement of financial condition. The loans are amortized to general and administrative expense for financial reporting purposes over the term of the loan. Loan amortization charged to expense was $6,011,211 in 2016 and is included in general and administrative expenses on the statement of income.

Some loans to registered representatives are not subject to a forgiveness contingency. These loans are repaid to the Company by deducting a portion of the representatives' commission and fee payouts throughout the compensation cycle until the loans are paid off. Interest charged on these loans to representatives ranges up to 6.5% annually.

Management performs periodic credit evaluations and provides an allowance based on its assessment of specifically identified unsecured receivables and other factors, including the representative's payment history. Once it is determined that it is both probable that a loan has been impaired and the amount of the loss can reasonably be estimated, the portion of the loan balance estimated to be uncollectible is so classified and written off. The allowance for receivables from others was none as of December 31, 2016. Loans written off to expense totaled $140,817 in 2016.

Intangible assets – rep/advisor practice related assets: On June 24, 2016, the Company acquired from Protected Investors of America ("PIA"), a registered investment advisor and broker-dealer, all customer relationships along with the rep/advisors that PIA had established at National Financial Services, for total consideration of $635,000. The Company allocated all of the purchase price to the customer relationships acquired. The purchased intangibles are amortized over an estimated useful life of 5 years using the straight-line method. As of December 31, 2016, total amortization expense and accumulated amortization was $63,500. The amortization expense for the years from 2017 to 2020 is $127,000 for each year and $63,500 for 2021.

Cambridge Investment Research, Inc.

Notes to Financial Statement

Note 1.   Summary of Significant Accounting Policies (Continued)

Income taxes: The Company is recognized as a qualified subchapter S subsidiary by the Internal Revenue Service. The parent company's shareholders are liable for federal and state income taxes on their taxable income.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2016, the Company had no material uncertain tax positions that are required to be recorded as a liability. The Company files income tax returns in U.S. federal jurisdiction and various states. With few exceptions, the Company is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2013.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allowance for receivables from others, determination of litigation accruals and the management fee allocation.

Revenue recognition: Commission revenue and related expenses arising from securities transactions are recorded on the trade-date basis. Revenue from fees is typically earned in accordance with the fee agreement and related fee platform cost. Other revenues primarily consist of fee platform revenue that is typically earned in accordance with agreements with registered representatives of the Company.

Securities owned or sold, but not yet purchased by the Company are recorded at fair value and related changes in fair value are reflected in income. The Company records securities transactions on a trade date basis. Securities owned and securities sold, not yet purchased, are valued using quoted market prices.

Fair value measurements: The Fair Value Measurements Topic of the FASB Codification defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. This topic applies to all assets and liabilities that are measured and reported on a fair value basis. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under this topic as assumptions market participants would use in pricing an asset or liability.

The three levels of the fair value hierarchy under this topic are described below:

Level 1:   Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in level 1 include listed equities and listed derivatives.

Level 2:   Inputs other than quoted prices within level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a level 2 input could result in the level 2 measurement becoming a level 3 measurement.

Note 1.   Summary of Significant Accounting Policies (Continued)

Level 3:   Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in mutual funds are stated at the net asset value of shares held by the funds as of the end of trading on the day of valuation. These financial instruments are classified as level 1 in the fair value hierarchy.

Investments in securities traded on a national securities exchange and U.S. treasury securities are stated at the last reported sales price on the day of valuation. These financial instruments are classified as level 2 in the fair value hierarchy.

There were no financial instruments classified as level 3 in the fair value hierarchy as of December 31, 2016.

There have been no changes in valuation techniques used for any assets measured at fair value during the year ended December 31, 2016.

There were no significant transfers of assets between levels 1, 2 and 3 of the fair value hierarchy during the year ended December 31, 2016.

Issued accounting pronouncements:

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, ("ASU 2016-02"). ASU 2016-02 replaces legacy U.S. generally accepted accounting principles ("GAAP") applicable to the accounting for leases. Currently, GAAP does not require a lessee to include an asset or liability on its balance sheet with respect to an operating lease. This new lease guidance will change that treatment under GAAP by requiring a lessee to include on its balance sheet an asset and liability arising from an operating lease. Generally, the amount of the lease liability will be calculated as the present value of unpaid lease payments. The amount of the lease asset also will reflect the present value of unpaid lease payments, but it will also reflect any initial direct costs, prepaid lease payments, and lease incentives. Consequently, the amount of the lease asset may not equal the amount of the lease liability. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018. Early adoption is permitted. Companies may use a modified retrospective transition to adopt ASU 2016-02. The Company is currently assessing the impact that adopting this new accounting guidance will have on its financial statements and footnote disclosures.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, ("ASU 2014-09"). ASU 2014-09 outlines a new, single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This new revenue recognition model provides a five-step analysis in determining when and how revenue is recognized. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods within those periods. Early adoption is not permitted. Companies may use either a full retrospective or a

Cambridge Investment Research, Inc.

Notes to Financial Statement

Note 1.   Summary of Significant Accounting Policies (Continued)

modified retrospective approach to adopt ASU 2014-09. The Company is currently assessing the impact that adopting this new accounting guidance will have on its financial statements and footnote disclosures.

Note 2.   Securities Owned

Marketable securities owned, consist of trading and investment securities at fair values, as follows:

	Level 1 Quoted Prices in Active Market for Identical Assets	Level 2 Significant Other Oberservable Inputs	Level 3 Significant Other Unoberservable Inputs
Mutual funds, consisting of approximately 64% fixed income funds with remaining invested in equity funds	$ 1,011,871	-	-
U.S. Treasury Securities	-	7,304,890	-
	$ 1,011,871	$ 7,304,890	$ -
Securities sold, not yet purchased, consisting of approximately 89% unit investment trusts with remaining in equities	$ 81,427		

Note 3.   Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 4.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the Commodity Futures Trading Commission minimum financial requirements for introducing brokers (CFTC Rule 1.17), which requires the maintenance of a minimum amount of net capital equal to or in excess of the greater of $45,000 or the amount of net capital required by SEC Rule 15c3-1. As of December 31, 2016, the Company had net capital of $15,087,456, which was $11,899,039 in excess of its required net capital of $3,188,417. The Company's net capital ratio was 3.16 to 1.

Cambridge Investment Research, Inc.

Notes to Financial Statement

Note 5.   Related Party Transactions

The Company has a management agreement with an affiliated entity. Under the agreement, all normal administrative and overhead costs, including but not limited to salaries, rent, phone, postage, etc., will be paid by the affiliate. The Company pays the affiliate a portion of these costs monthly. The Company incurred management fees expense to the affiliate amounting to $49,285,958 during the year ended December 31, 2016. The Company has a receivable with this affiliate of $1,639,125.

The Company receives payments for conferences and events. In 2016, the Company received $7,280,134 in such payments, none of which is recorded as revenue in the income statement but are instead transferred to an affiliate of its parent.

One hundred and fifty-nine of the Company's registered representatives are members of another affiliate that provides its members enhanced practice management, marketing, recruiting and succession planning consulting and access to financing for succession plan implementation, acquisitions, and working capital for other growth strategies. The members of this affiliate have assigned a percent of their practices' commission and fee revenue earned through the Company to the affiliate which totaled $7,459,175 for the year ended December 31, 2016 and is recorded as commission expense in the statement of income. The Company also collects on behalf of this affiliate payments of principal and interest due the affiliate from some of the Company's registered representatives who are members of the affiliate. In 2016, the Company collected $2,134,993 of such payments, none of which is recorded as revenue in the income statement. The Company has a receivable with this affiliate of $87.

The Company bills and collects fee revenue and incurs related expenses for an affiliate of its parent. In 2016, the Company billed and collected $321,519,075 of such revenue and incurred $295,860,063 of related expenses. Neither this revenue nor the related expenses are recorded in the statement of income. The Company has a payable with the affiliate of $2,698,346.

An affiliate of the Company transferred to the Company $16,410,864 in insurance related commissions. These commissions are recorded as commission revenue in the statement of income.

The Company has a payable with the Parent of $635,000, related to rep/advisor practice related assets as disclosed in Note 1.

Note 6.   Financial Instruments, Off-Balance Sheet Risks and Contingencies

Fair value of financial instruments: The Company's financial instruments including cash, deposits, receivables, other assets, accounts payable and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

In the normal course of business, the Company's client activities through its clearing brokers involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a client fails to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing brokers. If the clearing brokers should cease doing business, the Company's receivables from the clearing brokers could be subject to forfeiture.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the fair value of these securities decline subsequent to December 31, 2016. In addition, the Company has sold securities that it does not own and it will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2016 fair value of the securities, and may incur a loss if the fair value of such securities increases subsequent to December 31, 2016.

Cambridge Investment Research, Inc.

Notes to Financial Statements

Note 6. **Financial Instruments, Off-Balance Sheet Risks and Contingencies (Continued)**

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company is involved in litigation arising out of the normal course of business. In these matters, indeterminate amounts are sought. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict or determine the final outcome at the present time.

The Company may, from time to time, initiate or be named as a defendant in legal proceedings related to tort or contract disputes, or to other claims. In April 2016, the Continuity Partners Group, LLC, filed a Statement of Claim against five former advisors in FINRA arbitration regarding a dispute about their respective rights and obligations related to transactions completed between the parties. Following the filing of a Statement of Claim, the five former advisors "(Plaintiffs)" filed a lawsuit in the US District Court for the District of Idaho against the Company, Continuity Partners Group, LLC, Cambridge Investment Group, LLC, and current and former management personnel of these entities. The Plaintiffs seek damages and a stay of the FINRA arbitration action in connection with an arms-length IRC Section 721 exchange transaction that transpired between the sophisticated parties which related to the Plaintiffs and defendants' securities-related businesses. The Company, Continuity Partners Group, LLC, Cambridge Investment Group, LLC, and current and former management personnel of these entities strongly deny the allegations contained in the complaint and will aggressively defend this matter. It is believed that this litigation action should not have been filed in civil court because the parties are obligated to arbitrate before FINRA.

Note 7. **Subsequent Events**

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.